EXHIBIT 12

BOSTON SCIENTIFIC CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (unaudited)

	Year Ended December 31,
in millions	2015	2014	2013	2012	2011
Fixed charges
Interest expense and amortization of debt issuance costs (a)	$284	$216	$324	$261	$281
Interest portion of rental expense	25	25	25	27	18
Total fixed charges	$309	$241	$349	$288	$299

Earnings
Income (loss) before income taxes	$(650)	$(509)	$(223)	$(4,107)	$642
Fixed charges, per above	309	241	349	288	299
Total earnings (deficit), adjusted	$(341)	$(268)	$126	$(3,819)	$941

Ratio of earnings to fixed charges (b)			0.36		3.15

a) The interest expense included in fixed charges above reflects only interest on third party indebtedness and excludes any interest expense accrued on uncertain tax positions, as permitted by Financial Accounting Standards Board Accounting Standards Codification™ Topic 740, Income Taxes.

b) Earnings were deficient by $341 million in 2015, $268 million in 2014 and $3.819 billion in 2012.

The ratio of earnings to fixed charges for the year ended December 31, 2015, is not necessarily indicative of results that may be expected in future years.  The data above include certain charges (credits) recorded in conjunction with goodwill and intangible asset impairments, acquisitions, divestitures, restructuring-related activities, pension termination charges, debt extinguishment charges, amortization, and/or litigation-related charges. The ratios above should be read in conjunction with our consolidated financial statements, including the notes thereto, included in Item 8 of this Annual Report on Form 10-K.